SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, May 13, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces its results for the first quarter of 2013 (1Q13). All information presented herein is in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the first quarter of 2012 (1Q12).

1Q13 Highlights

        GOL recorded an operating result of R$101 million in 1Q13, accompanied by a margin of 4.9%, an increase of R$94 million or 4.6 percentage points, versus an operating result of R$7 million in 1Q12, with a margin of 0.3%.

        Net revenue per available seat-kilometer (PRASK) reached R$15.46 in 1Q13, 12.4% up over 1Q12. This performance gave momentum to the annual increase of 9.1% in revenue per available seat-kilometer (RASK), which came to R$16.89 in 1Q13.

        Operating cost per available seat-kilometer excluding fuel costs (CASK ex-fuel)  stood at 8.71 cents (R$) in 1Q13, remaining virtually flat in relation to the 8.63 cents (R$) recorded in 1Q12.

       After approval of the Board of Directors in 1Q13, on May 10, Smiles S.A. established the offering’s price at R$1,132,173,890.40, equivalent to 52,173,912 common shares, representing 43% of its total capital. The shares of Smiles S.A. have been traded on BM&F Bovespa as of April 29, 2013. The net proceeds of approximately R$1.1 billion will be used by Smiles S.A. excusively for the advance purchase of airline tickets from VRG, a Company subsidiary.

        Once again, GOL was the most punctual airline in the Brazilian market. The Company achieved a punctuality ratio of 95% (93% in 1Q12).

Financial Highlights (R$MM)	1Q13	1Q12	Chg.%	4Q12	Chg.%
Net Revenue	2,082.7	2,166.1	-3.8%	2,119.5	-1.7%
Operating Income (Loss)	101.2	7.3	1293.2%	(357.6)	nm
Operating Margin	4.9%	0.3%	+4.6pp	-16.9%	+21.7pp
EBITDA	212.1	126.2	68.0%	(210.1)	nm
EBITDA Margin	10.2%	5.8%	+4.4pp	-9.9%	+20.1pp
EBITDAR	366.5	267.9	36.8%	(43.7)	nm
EBITDAR Margin	17.6%	12.4%	+5.2pp	-2.1%	+19.7pp
Net Loss	(75.3)	(41.4)	81.8%	(447.1)	-83.2%
Net Margin	-3.6%	-1.9%	-1.7pp	-21.1%	+17.5pp

1	GOL Linhas Aéreas Inteligentes S.A

Message from Management

In 1Q13, the Company recorded operating result (EBIT) of R$101.2 million, accompanied by a margin of 4.9%, an increase of 4.6 percentage points in relation to 1Q12. This upturn was achieved despite a scenario of pressure on operating expenses when compared to the same period last year, represented by the 14% increase in fuel prices (a record high in a quarter), the 12% depreciation of the real against the dollar, and the more than 10% upturn in airport and connection fees.

This performance reflects GOL’s efficiency in adjusting its structure to the Brazilian market’s new cost level. Its focus on the domestic supply rationalization strategy, combined with the adjustment to its costs structure, played an essential role in recovering positive operating margins in this period. In 1Q13, the Company reduced seat supply in the domestic market by 15.7% and achieved a growth of 12.4% in net revenue per available seat-kilometer (PRASK) in relation to 1Q12.

The measures taken in 2012 aimed at reducing costs maintained operating cost per available seat-kilometer excluding fuel costs (CASK ex-fuel) at the same level of the previous year. This reduction took place despite a scenario of reduction in supply. The Company closed the quarter with CASK ex-fuel at R$8.71.

At the close of the first quarter, GOL maintained its solid cash position, with total cash (which includes cash, cash equivalents, financial investments, and short and long-term restricted cash) representing around 20% of LTM revenue, or R$1.6 billion. Furthermore, in February 2013, the Company priced an issue of Senior Notes abroad at US$200 million, and in April 2013 Smiles S.A, a Company subsidiary, announced an anticipated mileage sales to banks totaling around R$400 million.

Also in 1Q13, the Board of Directors of GOL approved the initial public offering (IPO) of Smiles S.A.. On May 10, Smiles S.A. established the offering’s price at approximately R$1.1 billion, representing the conclusion of an important stage to strenghten the Company’s strategy. The proceeds were used for the advance purchase of tickets of VRG, a Company subsidiary. The result of this operation shows the capital market’s confidence in the potential for growth of the loyalty program industry in the coming years, as well as reiterates GOL’s commitment to maintaining its strong liquidity.

Due to the 1Q13 results, GOL’s leverage ratio (gross debt/EBITDAR) declined by approximately 25% in relation to 4Q12, thus beginning the gradual process of reduction in leverage. The driver for this recovery will be the recomposition of EBITDAR in 2013, which reached R$367 million in 1Q13, above the R$258 million recorded in the entire year of 2012.

In the first quarter, GOL continued to focus on operational efficiency and, once again, was the most punctual airline in the Brazilian market. In 1Q13, 95% of the Company’s flights departed on time (93% in 1Q12). In addition, the share of remote check-in use reached around 60% in March 2013.

2	GOL Linhas Aéreas Inteligentes S.A

In line with its focus on operational efficiency, GOL expanded the fast travel concept into the major Brazilian airports and implemented a new route network, bringing more benefits to passengers. Additionaly, on May 2013, GOL announced the expansion of its codeshare agreement with Delta, maximizing the connectivity between the airlines and in the Brazil – United States corridor. By the end of August, all destinations operated by Delta in Brazil will be integrated into GOL’s route network and available at the Company’s sales channels. The Brasília – Atlanta stretch is already available for purchase, with its first flight scheduled for May 20.

Represented by the Brazilian Airline Association (ABEAR), the civil aviation industry has made important advancements. On April 10, the federal government announced a reduction in the ICMS tax ratio from 25% to 12% for operations within the state. This is another step towards a better economic and regulatory framework in the Brazilian civil aviation industry.

GOL appreciate the efforts and motivation of our employees (the “Team of Eagles”), and we thank them for their commitment in this challenging period for the civil aviation industry.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A

On May 10, 2013, Smiles S.A. established the offering’s price at R$1,132,173,890.40, equivalent to 52,173,912 common shares, representing 43% of its total capital. The proceeds will be used by Smiles S.A. for the advance purchase of tickets from VRG, a Company subsidiary. This shows the financial market’s confidence in the potential for growth of the Brazilian loyalty program industry in the coming years. The shares of Smiles S.A. (SMLE3) started being traded on BM&F Bovespa on April 29, 2013.

In February, Smiles announced the agreement of R$400 million for advance sale of miles to financial institutions. Also 1Q13, the Company formed partnerships with key Brazilian players to further strengthen the loyalty program, including:

Also in 1Q13, Smiles S.A. announced a partnership between its loyalty program and Delta’s Sky Miles. The benefits for Smiles Diamond clients include priority check-in and boarding on Delta flights, as well as access to the Delta Sky Clubs in Atlanta, New York (JFK) and Detroit. Similarly, Delta’s Diamond, Platinum and Gold Elite members can enjoy the same benefits as Smiles Diamond members on GOL flights and have access to VIP rooms in airports in São Paulo (Guarulhos International Airport) and Rio de Janeiro (Galeão International Airport) airports.

Financial Highlights Smiles

4	GOL Linhas Aéreas Inteligentes S.A

Aviation Market: Industry

Operating Data	1Q13	1Q12%		4Q12%
Total System
ASK (mm)	38,249	39,251	-2.6%	37,922	0.9%
RPK (mm)	28,342	28,172	0.6%	28,621	-1.0%
Load Factor	74.1%	71.8%	+2.3p.p	75.5%	-1.4p.p
Domestic Market
ASK (mm)	28,596	31,045	-7.9%	29,043	-1.5%
RPK (mm)	21,283	21,562	-1.3%	22,038	-3.4%
Load Factor	74.4%	69.5%	+5.0p.p	75.9%	-1.5p.p
International Market
ASK (mm)	9,653	8,206	17.6%	8,879	8.7%
RPK (mm)	7,058	6,611	6.8%	6,583	7.2%
Load Factor	73.1%	80.6%	-7.4p.p	74.1%	-1.0p.p

National Civil Aviation Agency (ANAC) figures;

In the first quarter of 2013, Domestic aviation industry supply and demand fell by 7.9% and 1.3%, respectively, in relation to 1Q12. Due to the reduction in supply, the load factor climbed by 5.0 p.p. in the period.

As the graph below shows, the reduction in supply is becoming more accentuated, depicting a new moment for the Brazilian civil industry. The fall is a response to the new costs levels, and to the sluggish economic growth.

5	GOL Linhas Aéreas Inteligentes S.A

Aviation Market: GOL

Operating Data	1Q13	1Q12%		4Q12%
Total System
ASK (mm)	12,329	13,990	-11.9%	12,354	-0.2%
RPK (mm)	8,292	9,504	-12.8%	8,612	-3.7%
Load Factor	67.3%	67.9%	-0.6p.p	69.7%	-2.4p.p
Domestic Market
ASK (mm)	10,897	12,922	-15.7%	11,258	-3.2%
RPK (mm)	7,415	8,780	-15.5%	7,961	-6.9%
Load Factor	68.1%	68.0%	+0.1p.p	70.7%	-2.7p.p
International Market
ASK (mm)	1,432	1,068	34.0%	1,096	30.6%
RPK (mm)	877	724	21.1%	652	34.5%
Load Factor	61.2%	67.7%	-6.5p.p	59.4%	+1.8p.p

ANAC data; Consolidates GOL+Webjet data for 1Q12 and 4Q12.

Domestic Market

In 1Q13, supply on GOL’s domestic route network fell by 15.7% over 1Q12, chiefly due to the discontinuation of Boeing 737-300 related to the shutting down of Webjet’s operating activities at the end of 2012.

Domestic demand dropped by 15.5%, due to the above-mentioned reduction in supply. The domestic load factor remained flat, standing at 68.1% in 1Q13 (68.0% in 1Q12).

International Market

In 1Q13, international supply grew by 34.0% year-over-year, chiefly due to the new daily flights to Santo Domingo, Miami and Orlando, which began in December 2012.

International demand moved up by 21.1%, also due to the creation of new international routes.

Load Factor

As a result of the above, the total load factor came to 67.3% in 1Q13, a slight drop of 0.6 p.p. (67.9% in 1Q12).

The graph below shows the evolution of the Company’s strategy to maximize net revenue per available seat-kilometer (PRASK) since its adoption in March 2012.

6	GOL Linhas Aéreas Inteligentes S.A

The annual increase of 12.4% and 9.1% in PRASK and RASK, respectively, in 1Q13 were chiefly a reflection of the 13.5% upturn in yield, combined with the stability of the load factor between the periods.

7	GOL Linhas Aéreas Inteligentes S.A

Key Operating Indicators

Operacional and Financial Data	1Q13	1Q12	Chg.%	4Q12	Chg.%
RPK Total (mm)	8,292	9,504	-12.8%	8,612	-3.7%
ASK Total (mm)	12,329	13,990	-11.9%	12,354	-0.2%
Total Load Factor	67.3%	67.9%	-0.7p.p	69.7%	-2.5p.p
Break-Even Load Factor (BELF)	64.0%	67.7%	-3.7p.p	81.5%	-17.5p.p
Revenue Passengers - Pax on board ('000)	8,571	9,904	-13.5%	9,312	-8.0%
Aircraft Utilization (Block Hours/Day)	11.7	12.6	-7.1%	11.8	-0.5%
Departures	78,232	93,383	-16.2%	81,557	-4.1%
Average Stage Length (km)	905	888	1.9%	885	2.3%
Average Number of Operating Aircraft	122	138	-11.2%	125	-2.2%
Fuel consumption (mm liters)	374	446	-16.0%	390	-3.9%
Full-time equivalent employees at period end	16,470	20,548	-19.8%	17,676	-6.8%
YIELD net (R$ cents)	22.99	20.25	13.5%	21.76	5.7%
Passenger Revenue per ASK net (R$ cents)	15.46	13.75	12.4%	15.17	1.9%
RASK net (R$ cents)	16.89	15.48	9.1%	17.16	-1.5%
CASK (R$ cents)	16.07	15.43	4.2%	20.05	-19.8%
CASK ex-fuel (R$ cents)	8.71	8.63	1.0%	12.49	-30.3%
Average Exchange Rate[1]	1.98	1.77	12.0%	2.06	-3.6%
End of period Exchange Rate[1]	2.01	1.82	10.5%	2.04	-1.5%
WTI (avg. per barrel, US$)[2]	92.96	99.81	-6.9%	88.79	4.7%
Price per liter Fuel (R$)[3]	2.42	2.14	13.5%	2.40	1.2%
Gulf Coast Jet Fuel Cost (average per liter, US$)[2]	0.75	0.81	-8.3%	0.77	-3.1%

1.                Source: Brazil’s Central Bank;
2.                Bloomberg;
3.                Expenses with fuel/liters consumed;

8	GOL Linhas Aéreas Inteligentes S.A

  Statement of Profit or Loss in IFRS (R$ in thousands)

Statatement of Profit or Loss(R$ `000) IFRS	1Q13	1Q12	Chg.%	4Q12	Chg.%
Net operating revenues	2,082,676	2,166,068	-3.8%	2,119,495	-1.7%
Passenger	1,906,107	1,924,254	-0.9%	1,873,683	1.7%
Cargo and Other	176,569	241,814	-27.0%	245,812	-28.2%
Operating Costs and Expenses	(1,981,501)	(2,158,806)	-8.2%	(2,477,068)	-20.0%
Salaries, wages and benefits	(286,899)	(407,327)	-29.6%	(388,521)	-26.2%
Aircraft fuel	(907,375)	(951,566)	-4.6%	(933,523)	-2.8%
Aircraft rent	(154,441)	(141,682)	9.0%	(166,430)	-7.2%
Sales and marketing	(90,123)	(92,909)	-3.0%	(120,833)	-25.4%
Landing fees	(133,844)	(142,182)	-5.9%	(136,394)	-1.9%
Aircraft and traffic servicing	(135,559)	(123,258)	10.0%	(139,924)	-3.1%
Maintenance materials and repairs	(93,082)	(61,246)	52.0%	(166,988)	-44.3%
Depreciation	(110,925)	(118,982)	-6.8%	(147,472)	-24.8%
Other	(69,253)	(119,654)	-42.1%	(276,983)	-75.0%
Operating Result (Loss)	101,175	7,262	1293.2%	(357,573)	nm
Operating Margin	4.9%	0.3%	+4.5pp	-16.9%	+21.7pp
Other Income (expense)	(106,928)	(23,211)	360.7%	(127,954)	-16.4%
Interest expense	(120,830)	(114,605)	5.4%	(118,940)	1.6%
Interest Revenue	24,797	31,741	-21.9%	17,731	39.9%
Exchange variation gain (loss)	54,274	72,697	-25.3%	(18,129)	nm
Net hedge results	(26,068)	19,545	nm	4,868	nm
Other expenses, net	(39,101)	(32,589)	20.0%	(13,484)	190.0%
Loss before income taxes	(5,753)	(15,949)	-63.9%	(485,527)	-98.8%
Income taxes (expense) benefit	(69,537)	(25,455)	173.2%	38,445	nm
Net Loss	(75,290)	(41,404)	81.8%	(447,082)	-83.2%
Net Margin	-3.6%	-1.9%	-1.7pp	-21.1%	-0.8pp
EBITDA	212,100	126,244	68.0%	(210,101)	nm
EBITDA Margin	10.2%	5.8%	+4.4pp	-9.9%	+20.1pp
EBITDAR	366,541	267,926	36.8%	(43,671)	nm
EBITDAR Margin	17.6%	12.4%	+5.2pp	-2.1%	+19.7pp

In accordance with CVM Instruction 527, the Company shows the reconciliation of EBIT and EBITDA. To visualize the reconciliation, see the “Operating Result” section. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator.

9	GOL Linhas Aéreas Inteligentes S.A

1Q13 Result – Operating Segment (R$ in thousands)

Assets and Liabilities	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	1Q13 Total Consolidated
Assets
Current	1,959,178	225,708	2,184,886	(97,345)	2,087,541
Non-current	6,880,926	1,676	6,882,602	3,514	6,886,116
Total Assets	8,840,104	227,384	9,067,488	(93,831)	8,973,657
Liabilities
Current	2,644,756	108,975	2,753,731	(87,463)	2,666,268
Non-current	5,547,801	88,436	5,636,237	2	5,636,239
Shareholder’s equity	647,547	29,973	677,520	(6,370)	671,150
Total Liabilities and Shareholder’s equity	8,840,104	227,384	9,067,488	(93,831)	8,973,657

Statatement of Profit and Loss	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	1Q13 Total Consolidated
Net Revenue
Passenger revenues	1,902,293		1,902,293	3,814	1,906,107
Cargo and others revenues	162,182		162,182	(6,076)	156,106
Miles redeemed revenues	-	116,643	116,643	(96,180)	20,463
Costs	(1,789,378)	(56,240)	(1,845,618)	88,996	(1,756,622)
Gross Income	275,097	60,403	335,500	(9,446)	326,054
Operating revenues (expenses)
Commercial expenses	(153,038)	(9,223)	(162,261)	-	(162,261)
Administrative expenses	(99,104)	(7,609)	(106,713)		(106,713)
Other operating revenues (expenses)	44,164	(83)	44,081	14	44,095
Financial result
Financial expenses	(236,305)	(39)	(236,344)	12	(236,332)
Revenues expenses	73,323	1,819	75,142	(12)	75,130
Exchange variation, net	54,274	-	54,274	-	54,274
Loss (Income) before income tax and social contribution	(41,589)	45,268	3,679	(9,432)	(5,753)
Current and Deferred income tax and social contribution	(57,305)	(15,439)	(72,744)	3,207	(69,537)
Total loss (income), net	(98,894)	29,829	(69,065)	(6,225)	(75,290)

For more information on the breakdown by operating segment, see Note 29 to the Quarterly Information (ITR).

10	GOL Linhas Aéreas Inteligentes S.A

Net Revenue (R$ million)

Net revenue came to R$2,082.7 million in 1Q13, 3.8% down on the R$2,166.1 million reported in 1Q12, chiefly due to the 11.9% reduction in seat supply in the period.

Net Revenue Breakdown (R$ MM)	1Q13	1Q12	% Var.	4Q12	% Var.
Total Net Revenue (R$MM)	2,082.7	2,166.1	-3.8%	2,119.5	-1.7%
Net RASK (R$cents)	16.89	15.48	9.1%	17.16	-1.5%
Net Pessenger Revenue (R$MM)	1,906.1	1,924.3	-0.9%	1,873.7	1.7%
Net PRASK (R$ cents)	15.46	13.75	12.4%	15.17	1.9%
Ancillary Revenue (R$MM)	176.6	241.8	-27.0%	245.8	-28.2%
Ancillary per ASK	1.43	1.73	-17.1%	1.99	-28.0%

Revenue per available seat-kilometer (RASK) grew by 9.1% in relation to 1Q12, reflecting the strategy to maximize PRASK through domestic supply rationalization, partially offset by the contribution to INSS, which is now recorded under “Taxes on Revenue”. This reclassification resulted from the inclusion of the civil aviation industry in the Brasil Maior program for payroll tax as of 2013, which changed the INSS on payroll calculation basis to 1% over total gross revenue. Consequently, there was an annual increase of 20.1% in taxes on revenue, despite the 3.8% decline in gross revenue, as shown in the table below.

Gross Revenue (R$MM)	1Q13	1Q12	% Var.
Passenger	1.970,6	1.991,2	-1,0%
Cargo and Others	236,2	278,2	-15,1%
Gross Revenues	2.206,8	2.269,4	-2,8%
Taxes	(124,2)	(103,4)	20,1%
Net Revenue	2.082,7	2.166,1	-3,8%

Net passenger revenue totaled R$1,906.1 million, 0.9% down on the R$1,924.3 million in 1Q12, due to the reduction in supply in the period. Net passenger revenue per ASK (PRASK) moved up by 12.4%, thanks to the domestic supply rationalization strategy, combined with the 13.5% upturn in yield between 1Q13 and 1Q12. The Company’s flight rationalization strategy completed one year in March 2012, and for the fifth consecutive month, PRASK posted a two-digit increase.

11	GOL Linhas Aéreas Inteligentes S.A

Ancillary revenue totaled R$176.6 million, 27.0% down on the R$241.8 million recorded in 1Q12, primarily due to: (i) the 11.9% reduction in seat supply; (ii) the 12% decline in revenue from excess of luggage; and (iii) the change in the valuation of the fair value of sales of miles due to the Smiles and VRG segregation. This result was partially offset by the 22% increase in revenue from flight rebooking charges, no show, and ticket cancellations, and the 60% upturn in revenue from flight chartering between the periods. Ancillary revenue per ASK fell by 17.1%.

Operating Expenses (in R$ million)

Operating expenses dropped by 8.2% in relation to 1Q12, totaling R$1,981.5 million in 1Q13, versus R$2,158.8 in 1Q12.

Operating Cost Breakdown

Total CASK reached 16.07 cents (R$) in 1Q13, 4.2% up on the 15.43 cents (R$) recorded in 1Q12. CASK ex-fuel moved up by 1.0% in relation to 1Q12, totaling 8.71 cents (R$),  despite the pressure over operating expenses, represented by the 11.9% reduction in supply, the 12% depreciation of the real against the dollar, and the increase of more than 10% in airport fees between the periods.

12	GOL Linhas Aéreas Inteligentes S.A

Operating Expenses (R$ MM)	1Q13	1Q12	Chg.%	4Q12	Chg.%
Aircraft fuel	(907.4)	(951.6)	-4.6%	(933.5)	-2.8%
Salaries, wages and benefits	(286.9)	(407.3)	-29.6%	(388.5)	-26.2%
Aircraft rent	(154.4)	(141.7)	9.0%	(166.4)	-7.2%
Sales and marketing	(90.1)	(92.9)	-3.0%	(120.8)	-25.4%
Landing fees	(133.8)	(142.2)	-5.9%	(136.4)	-1.9%
Aircraft and traffic servicing	(135.6)	(123.3)	10.0%	(139.9)	-3.1%
Maintenance, materials and repairs	(93.1)	(61.2)	52.0%	(167.0)	-44.3%
Depreciation and Amortization	(110.9)	(119.0)	-6.8%	(147.5)	-24.8%
Other operating expenses	(69.3)	(119.7)	-42.1%	(277.0)	-75.0%
Total operating expenses	(1,981.5)	(2,158.8)	-8.2%	(2,477.1)	-20.0%
Operating expenses ex- fuel	(1,074.1)	(1,207.2)	-11.0%	(1,543.6)	-30.4%

Operating Expenses per ASK	1Q13	1Q12	Chg.%	4Q12	Chg.%
Aircraft fuel	(7.36)	(6.80)	8.2%	(7.56)	-2.6%
Salaries, wages and benefits	(2.33)	(2.91)	-20.1%	(3.14)	-26.0%
Aircraft rent	(1.25)	(1.01)	23.7%	(1.35)	-7.0%
Sales and Marketing	(0.73)	(0.66)	10.1%	(0.98)	-25.3%
Landing Fees	(1.09)	(1.02)	6.8%	(1.10)	-1.7%
Aircraft and Traffic Servicing	(1.10)	(0.88)	24.8%	(1.13)	-2.9%
Maintenance, Materials and Repairs	(0.75)	(0.44)	72.5%	(1.35)	-44.1%
Depreciation and Amortization	(0.90)	(0.85)	5.8%	(1.19)	-24.6%
Other Operating Expenses	(0.56)	(0.86)	-34.3%	(2.24)	-74.9%
CASK	(16.07)	(15.43)	4.2%	(20.05)	-19.8%
CASK Excluding Fuel Expenses	(8.71)	(8.63)	1.0%	(12.49)	-30.3%

Aircraft fuel costs per ASK totaled 7.36 cents (R$) in 1Q13, 8.2% up on 1Q12, chiefly due to the 13.5% upturn in average fuel prices in relation to the first quarter of 2012. In 1Q13, fuel expenses accounted for around 46% of total consolidated expenses (44% no 1Q12). This cost was positively impacted by the 5.0% increase in fuel efficiency per ASK between the periods, especially due to the discontinuation of Boeing 737-300 related to the shutting down of Webjet’s operating activities.

Salaries, wages and benefits per ASK came to 2.33 cents (R$), 20.1% down on 1Q12, due to: (i) the 20,1% reduction in the Company’s workforce in 2012; and (ii) the inclusion of the civil aviation industry in the Brasil Maior program for payroll tax exemption as of this year. At the end of the quarter, GOL had 16,470 employees, versus 20,548 at the end of 1Q12.

Aircraft leasing costs per ASK stood at 1.25 cents (R$), 23.7% up on 1Q12, due to: (i) the 12% depreciation of the real against the dollar, given that these expenses are dollar-pegged; and (ii) the lower dilution of costs between the periods resulting from annual drop of 11.9% in ASK (productivity  of 11.7 block hours a day in 1Q13, versus 12.6 block hours a day in 1Q12). At the end of the period, the Company had 88 aircraft under operational leasing (100 in 1Q12).

13	GOL Linhas Aéreas Inteligentes S.A

Sales and marketing expenses per ASK totaled 0.73 cents (R$), 10.1% up on 1Q12, chiefly due to the 11.9% reduction in supply. This was partially offset by the reduction in expenses with commissions, due to the period decline in sales volume.

Landing costs per ASK came to 1.09 cents (R$) in 1Q13, 6.8% up on 1Q12, due to the increase of approximately 10% in airport fees, combined with the fact that a passenger connection fee has been applied as of the end of 2012.

Aircraft and traffic servicing expenses per ASK increased by 24.8% over 1Q12 to 1.10 cents (R$), chiefly due to expenses with consulting and advisory services related to IPO of Smiles S.A., and the 12% average depreciation of the real against the dollar.

Maintenance, materials and repairs per ASK stood at 0.75 cents (R$), 72.5% up on 1Q12, due to: (i) the increase in the number of engine removals between the periods; and (ii) the 12% average depreciation of the real against the dollar, given that most maintenance expenses are dollar-pegged.

Depreciation and amortization per ASK grew by 5.8% over 1Q12 to 0.90 cents (R$) in 1Q13. This increase was due to the increase in the depreciation regarding costs from improvements related to major engine maintenance established in the contracts.  At the end of 1Q13, GOL had 45 aircraft under financial leasing (45 in 1Q12).

Other operating expenses per ASK decreased by 34.3% over 1Q12 to 0.56 cents (R$), chiefly due to the increase of approximately R$30 million in gains from sale leaseback transactions between the periods.

  Operating Result

The 1Q13 consolidated operating result (EBIT) was R$101.2 million, with an operating margin of 4.9%, versus the R$7.3 million and margin of 0.3% recorded in 1Q12. This growth of 4.5 p.p. in operating (EBIT) margin was achieved despite the scenario of pressure over operating expenses in the year-over-year comparison, especially regarding fuel prices (+14%), the average depreciation of the real against the dollar (+12%), and increase in airport fees (>+10%).

EBITDAR (R$ Millions)	1Q13	1Q12	Chg.%	4Q12	Chg.%
Net Revenue	2,082.7	2,166.1	-3.8%	2,119.5	-1.7%
Operating expenses	(1,981.5)	(2,158.8)	-8.2%	(2,477.1)	-20.0%
EBIT	101.2	7.3	1293.2%	(357.6)	nm
EBIT margin	4.9%	0.3%	+4.6pp	-16.9%	+21.7pp
Depreciation and Amortization	(110.9)	(119.0)	-6.8%	(147.5)	-24.8%
EBITDA	212.1	126.2	68.0%	(210.1)	nm
EBITDA Margin	10.2%	5.8%	+4.4pp	-9.9%	+20.1pp
Aircraft Rental	(154.4)	(141.7)	9.0%	(166.4)	-7.2%
EBITDAR	366.5	267.9	36.8%	(43.7)	nm
EBITDAR Margin	17.6%	12.4%	+5.2pp	-2.1%	+19.7pp

14	GOL Linhas Aéreas Inteligentes S.A

This growth results from GOL’s focus on its domestic supply rationalization strategy, combined with the adjustment of its cost structure in 2012. The Company reiterates its commitment to remain focused on this strategy in the remaining quarters of 2013, as well as its financial prospects for the year.

EBIT, EBITDA and EBITDAR Reconciliation (R$MM)	1Q13	1Q12	% Var.	4Q12	% Var.
Net income (loss)	(75.3)	(41.4)	81.8%	(447.1)	-83.2%
(+) Income taxes	(69.5)	(25.5)	173.2%	38.4	nm
(+) Net financial result	(106.9)	(23.2)	360.7%	(128.0)	-16.4%
EBIT	101.2	7.3	1293.2%	(357.6)	nm
(+) Depreciation and amortization	(110.9)	(119.0)	-6.8%	(147.5)	-24.8%
EBITDA	212.1	126.2	68.0%	(210.1)	nm
(+) Aircraft rent	(154.4)	(141.7)	9.0%	(166.4)	-7.2%
EBITDAR	366.5	267.9	36.8%	(43.7)	nm

In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, where: EBIT = net loss (income) plus income and social contribution taxes and the net financial result; and EBITDA = net loss (income) plus income and social contribution taxes, the net financial result and depreciation and amortization.

We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, where: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operational leasing expenses.

Hedge Result

GOL makes use of hedge accounting to record some of its derivative instruments. In 1Q13, the Company recorded net loss from hedge operations of R$26.1 million.

Hegde Results (R$MM)	Fuel	Foreign Exchange	Interest	Total
Subtotal – Designed for Hedge Accounting	4.7	-	(4.6)	0.1
Subtotal – Non- designed for Hedge Accounting	-	(27.7)	1.6	(26.1)
Total	4.7	(27.7)	(3.0)	26.0
OCI (net of taxes)	2.1	-	(63.7)	(61.6)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective cash flow hedge. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods that aims to cash flow protection.

15	GOL Linhas Aéreas Inteligentes S.A

The amount related to hedge transactions was substantially  recognized in the financial result (for more details, see the Financial Result section).

Hedge Results (R$MM)	Fuel	Foreign Exchange	Interest	Total
Financial Result	4.7	(27.7)	(3.0)	(26.1)
Operating Result	-	-	-	-
Total	4.7	(27.7)	(3.0)	(26.1)

Fuel: fuel consumption hedge transactions, which are effected through crude oil and its by-products (WTI, Brent and heating oil) generated gains of R$4.7 million in the quarter.

Foreign Exchange: foreign exchange hedge transactions designed to protect the Company’s cash flow generated losses of R$27.7 million, which were booked under the financial result.

Interest: swap transactions to protect cash flow from aircraft leasing against an increase in interest rates generated a net expense of R$3.0 million, which was booked under the financial result.

The table below shows the nominal value of derivatives contracted as a hedge against future expenses, the derivatives’ average contracted rate and the percentages of hedged fuel exposure on an accrual basis on March 31, 2013:

Fuel	2Q13	3Q13	4Q13	1Q14	2Q14-1Q15
Notional Volume in Barrels ('000)	986	270	280	312	932
Price per Barrel (US$)*	109.92	106.63	105.63	104.37	103.78
Percentage of Protected Exposition	25%	6%	6%	7%	5%
**Total in R$MM	218.3	58.0	59.5	65.6	194.8
Exchange Rate	2Q13	3Q13	4Q13	1Q14	2Q14-1Q15
Notional Amount (US$)	121.7	89.5	89.0	-	-
Average Exchange Rate (US$)*	2.02	2.00	2.02	-	-
Percentage of Protected Exposition	20%	14%	13%	-	-
Total in R$MM	246.2	179.4	179.9	-	-

Weighted average of derivative strike prices.

** On 12/31/2012, the exchange rate was R$2.0158 / US$1.00.

All the financial instruments used for hedging purposes this quarter consisted of Brent and WTI options, Libor interest rate swaps and dollar futures.  GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

16	GOL Linhas Aéreas Inteligentes S.A

Financial Result

In 1Q13, net financial result climbed by 360.7%, totaling an expense of R$106.9 million, versus an expense of R$23.2 million in 1Q12.

Financial Result (R$ MM)	1Q13	1Q12	Chg.%	4Q12	Chg.%
Interest Expenses	(120.8)	(114.6)	5.4%	(118.9)	-3.6%
Financial Leases	(24.8)	(24.5)	1.2%	(26.5)	-7.5%
Interest Expense	(96.0)	(90.1)	6.6%	(92.4)	-2.5%
Exchange Variation	54.3	72.7	-25.3%	(18.1)	nm
Interest and investment income	24.8	31.7	-21.9%	17.7	79.0%
Hedge Results	(26.1)	19.5	nm	4.9	301.5%
Other	(39.1)	(32.6)	20.0%	(13.5)	141.7%
Net Financial Results	(106.9)	(23.2)	360.7%	(128.0)	-81.9%

Interest expenses totaled R$120.8 million, 5.4% up on 1Q12, chiefly due to the combined effect of the Company’s higher total debt and the 11% depreciation of the real against the dollar, adversely impacting the dollar-denominted debt (73% of total debt in 1Q13, versus 67% in 1Q12). This was partially offset by the decline in the CDI interbank rate, which reduced interest on CDI-indexed debt, such as the 4th and 5th debenture issues.

The exchange variation posted a gain of R$54.3 million in 1Q13, a decrease of 25.3% on the R$72.7 million recorded in 1Q12, due to the reduced volatility of the exchange rate in 1Q13/4Q12 (-1.5%) versus 4Q11/3Q11 (-2.9%), given that most of the Company’s debt is foreign-currency-denominated (73% of total debt in 1Q13).

Interest and investment income came to R$24.8 million in 1Q13, 21.9% down on the R$31.7 million posted in 1Q12, primarily due to the lower volume of cash invested in the period and the reduction in the benchmark interest rate (SELIC), given that most of the Company’s cash investments are pegged to the CDI.

Other financial expenses climbed by 20.0%, recording an expense of R$39.1 million in 1Q13, versus the R$32.3 million in 1Q12, due to: (i) higher payment of fees resulting from the waiver obtained with the institutions holding the Company’s 4th and 5th issue debentures in regard to non-compliance with the restrictive clauses; and (ii) the increasing in bank commissions between the periods due to new funding operations.

Income Tax

Income tax moved up by 173.2%, recording an expense of R$69.5 million in 1Q13, versus the R$25.5 million in 1Q12, chiefly due to the 237.7% upturn in expenses with deferred income tax. This variation was a result of: (i) the effect of the realization of miles constituted before the segregation of the activities of Smiles S.A. ; and (ii) the temporary difference on the foreign exchange variation of financial leasings, reflecting the 11% depreciation of the real against the dollar.

17	GOL Linhas Aéreas Inteligentes S.A

Income taxes (R$)	1Q13	1Q12	Chg.%	4Q12	Chg.%
Current income tax	(17.4)	(9.9)	75.4%	(1.4)	1178.8%
Deferred income tax	(52.1)	(15.5)	235.6%	39.8	nm
Income tax	(69.5)	(25.5)	173.2%	38.4	nm

Net Loss

In 1Q13, GOL posted a net loss of R$75.3 million, with a negative net margin of 3.6%, versus a net loss of R$41.4 million and a negative net margin of 1.9% in 1Q12.

Net Loss (R$MM)	1Q13	1Q12	Chg.%	4Q12	Chg.%
Net Loss	(75.3)	(41.4)	81.8%	(447.1)	-83.2%
Net margin	-3.6%	-1.9%	-1.7p.p	-21.1%	17.5p.p
Loss per share, basic	(0.27)	(0.15)	83.2%	(1.66)	-83.1%

Balance Sheet: Liquidity

Cash, cash equivalents, financial investments and short and long-term restricted cash closed the quarter at R$1,619.7 million, 24.9% down on 1Q12, and 2.2% up on 4Q12.

Total Liquidity (R$ MM)	1Q13	1Q12	Chg.%	4Q12	Chg.%
Total Cash	1,979.5	2,533.2	-21.9%	1,910.8	3.6%
Cash,Financial Assets and Restricted cash	1,619.7	2,156.7	-24.9%	1,585.1	2.2%
Short Term Receivables	359.8	376.5	-4.4%	325.7	10.5%
Total Liquidity	1,979.5	2,533.2	-21.9%	1,910.8	3.6%

GOL maintained its strong cash position, with total cash representing around 20.2% of LTM revenue and 3.3x obligations due in the next 12 months (4.6x in 1Q12 and 0.9x in 4Q12).

The reduction over 1Q12 was due to the year-over-year decline in LTM cash generation. When compared to 4Q12, there was an upturn of 2.2%, primarily due to the issue of Senior Notes totaling US$200 million in the period. The proceeds were used to pay short-term debts and to strengthen the Company’s cash position.

Short-term receivables consist mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation. At the end of 1Q13, these receivables totaled R$359.8 million, 10.5% more than the R$325.7 million recorded in 4Q12, essentially due to the period increase of 10% in volume of sales to travel agencies.

18	GOL Linhas Aéreas Inteligentes S.A

In May 2013, the Company added approximately R$1.5 billion to its cash as a result of: (i) the funds from the advance sale of tickets to Smiles S.A. (R$1.1 billion), including the full exercise of the greenshoe option within the context of the closing of Smiles S.A.’s offering on May 10, 2013; and (ii) the agreement for advance sale of miles from the Company subsidiary Smiles to financial institutions (R$400 million). These initiatives reinforce the Company’s commitment to maintaining its strong liquidity.

Balance Sheet: Indebtedness

On March 31, 2013, the Company’s total loans and financings came to R$5,346.9 million, 9.7% up on 1Q12, chiefly due to issue of Senior Notes totaling US$200 million (“Senior Bonds Notes”) and the 11% depreciation of the real against the dollar (73% of debt is dollar-pegged). In 1Q13, total loans and financings climbed by 3.0% over 4Q12, primarily due to the issue of Senior Notes totaling US$200 million in February 2013. This was partially offset by the appreciation of approximately 1.5% of the real against the dollar between the periods.

In 1Q13, GOL paid around R$140 million of credit lines, aligned with the purpose of the proceeds from the issue of Senior Notes in the period. The Company remais focused on its strategy to have an adequate debt amortization profile.

Total Debt (R$ MM)	1Q13	1Q12	Chg.%	4Q12	Chg.%
Short Term Debt	496.9	469.4	5.9%	1,719.6	-71.1%
Long Term Debt	4,849.9	4,404.2	10.1%	3,471.6	39.7%
Gross Debt	5,346.8	4,873.6	9.7%	5,191.2	3.0%
% of U.S. Dollar denominated debt	73.0%	67.1%	+5.9pp	70.1%	+2.9pp
Cash and Cash Equivalents	1,619.7	2,156.7	-24.9%	1,585.1	2.2%
Net Debt	3,727.1	2,716.9	37.2%	3,606.1	3.4%

Financing Debt (R$ MM)	1Q13	1Q12	Chg.%	4Q12	Chg.%
Aircraft Financing	1,974.7	1,956.7	0.9%	2,052.5	-3.8%
Loans and Financings	3,372.2	2,916.9	15.6%	3,138.7	7.4%
Loans and Financings (ex-perpetual notes)	2,931.8	2,496.9	17.4%	2,718.6	7.8%
Perpetual Notes	360.5	326.2	10.5%	365.8	-1.4%
Accumulated Interest	79.9	93.8	-14.8%	54.3	47.1%
Gross Debt	5,346.9	4,873.6	9.7%	5,191.1	3.0%
Operating Leases (off-balance)	2,623.0	2,269.2	15.6%	3,033.7	-13.5%
Total Loans and Financing	7,969.9	7,142.8	11.6%	8,224.8	-3.1%
Total Cash	1,619.7	2,156.7	-24.9%	1,585.1	2.2%
Net Financial Commitments	6,350.2	4,986.1	27.4%	6,639.7	-4.4%
EBITDAR (LTM)	356.7	570.6	-37.5%	258.1	38.2%
Net Financial Commitments / EBITDAR	17.8x	8.7x	9.1x	25.7x	-7.9x

19	GOL Linhas Aéreas Inteligentes S.A

The current liquidity ratio (total cash plus receivables divided by current liabilities) stood at 0.6x in 1Q13 (versus 0.4x in 4Q12 and 0.9x in 1Q12). On March 31, 2013, the average maturity of the Company’s long-term debt, excluding perpetual bonds and financial leasing, was 7.3 years, with an average rate of 10.5% for local-currency debt and 9.0% for dollar-denominated debt.

The Company closed 1Q13 with a leverage ratio (adjusted gross debt/EBITDAR) of 27.9x, versus 37.6x in 4Q12 and 14.9x in 1Q12. The reduction of 25% in relation to 4Q12 was due to the process of recomposition of EBITDAR initiated this quarter. At the end of 1Q13, EBITDAR came to R$367 million, with a margin of 17.6%, higher than the R$258 million (margin of 3.2%) recorded in the entire 2012 fiscal year. The Company’s financial leverage metrics will gradually recovery over the course of 2013.

As already disclosed to the market, on February 1, 2013 the Debenture Holders’ Meeting resolved to grant a waiver (“waiver”) in regard to non-compliance with the restrictive clauses, especially financial ratios and limits, contained in the indentures of the 4th and 5th debenture issues of VRG Linhas Aéreas S.A. (“VRG”), a Company subsidiary.

Financial Debt Amortization Schedule (in R$ million)

The chart and table below show the amortization schedule of the Company’s loans and financings, excluding interest and financial leasing, on March 31, 2013. GOL remains committed to reducing its financial obligations over the next three years.

Year	Debt in R$ (mm)	% Total	% Real	%USD
2013	208	6.3%	60.3%	39.7%
2014	54	1.6%	28.5%	71.5%
2015	739	22.4%	100.0%	0.0%
2016	262	8.0%	100.0%	0.0%
After 2016	1,669	50.7%	15.6%	84.4%
No maturity	360	10.9%	0.0%	100.0%
Total	3,292	100.0%	42.6%	57.4%

20	GOL Linhas Aéreas Inteligentes S.A

Main Financial Ratios

Financial Ratios	1Q13	1Q12	Chg.%	4Q12	Chg.%
% of Foreign Currency Debt	73.0%	67.1%	+5.9pp	70.1%	+2.9pp
Cash and Equivalents as % of LTM Net Revenues	20.2%	27.6%	-7.4pp	19.6%	+0.6pp
Net Debt (R$MM)	3,727.2	2,716.8	37.2%	3,606.1	3.4%
Gross Debt (R$MM)	5,346.9	4,873.5	9.7%	5,191.2	3.0%
Gross Adjusted Debt[2] (R$MM)	9,944.4	8,503.0	17.0%	9,699.4	2.5%
Net Adjusted Debt[3] (R$MM)	8,324.7	6,346.3	31.2%	8,114.3	2.6%
Gross Adjusted Debt2 / EBITDAR (LTM)	27.9x	14.9x	+13.0x	37.6x	-9.7x
Net Adjusted Debt3 / EBITDAR LTM (LTM)	23.3x	11.1x	+12.2x	31.4x	-8.1x
Net Financial Commitments1 / EBITDAR (LTM)	17.8x	8.7x	9.1x	25.7x	-7.9x

1- Financial commitments (gross debt + operational leasing contracts, in accordance with note 30 to the interim financial statements) less cash and cash equivalents and short-term investments; 2-Gross debt + LTM operational leasing expenses x 7; 3-Adjusted gross debt less cash and cash equivalents, short-term financial investments and restricted cash. Certain variation calculations in this report may not match due to rounding.

Operational Fleet

The Company closed the quarter with an operational fleet of 131 Boeing 737-700 and 800 NG aircraft with an average age of 7.1 years, and a total fleet of 148 aircraft.

Fleet	1Q13	1Q12	Chg.%	4Q12	Chg.%
737-300*	15	24	(9)	19	(4)
737-700	37	43	(6)	37	-
737-800	94	81	13	88	6
767-300/200*	2	3	(1)	3	(1)
Total	148	151	(3)	147	1

 * Non-operational aircraft.

In 1Q13, another four of Webjet’s remaining leased B737-300s were returned, ending the period with 15 Boeing 737-300s, of which nine were leased and six were owned by GOL. The Company estimates that all leased aircraft will be returned by the end of the first half. The sale of the Company’s six Boeing 737-300s is currently being negotiated.

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 133 aircraft, excluding Webjet’s aircraft, 88 were under operational leases, and 45 under financial leasing. Of the 45 under financial leasing, 39 have a purchase option when their leasing contracts terminate.

21	GOL Linhas Aéreas Inteligentes S.A

On March 31, 2013, the Company had 150 firm aircraft acquisition orders with Boeing, totaling around R$31.2 billion, excluding contractual discounts.

Aicrafts Commitments (R$MM)	2013	2014	2015	2016	>2016	Total
Aircrafts Commitments*	1,830.0	2,700,4	2,682.5	2,780.6	21,175.4	31,169.0

  * Considers the list price of the aircraft

Also on March 31, 2013, of the commitments mentioned above, the Company had obligations of R$3.9 billion in pre-delivery deposits, which will be disbursed as per the table below.

Pre-Delivery Deposits (R$MM)	2013	2014	2015	2016	>2016	Total
Pre-Delivery Deposits	176.6	383.4	438.5	144.6	2,741.7	3,884.8

The portion financed through long-term loans with the US-based Ex-Im Bank, guaranteed by aircraft, accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Future Fleet Plan

Fleet Plan – End of Period	2013	2014	2015	2016
Boeing 737-700/800 NG	136	137	140	140
Boeing 737-300	-	-	-	-
Boeing 767	1	-	-	-
Total Fleet	137	137	140	140

22	GOL Linhas Aéreas Inteligentes S.A

Capex

GOL invested around R$242 million in 1Q13, 71% of which in the acquisition of aircraft (pre-delivery deposits), 29% in aircraft parts, reconfigurations and improvements, and 1% in  bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop).

The amounts described above include additions to fixed assets (excluding divestments, write-offs or reimbursements of advances for aircraft acquisition) and do not include additions related to the entry of aircraft under financial leasing due to the non-incidence of cash effects at the moment of acquisition, as a result of the financing structure for this type of operation. For more information on fixed assets, see note 17 to the financial statements.

2013 Guidance

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

2013 Guidance	Min.	Max.	Jan-Mar 2013
Brazilian GDP Growth	2.5%	3.0%	N.A.
GOL RASK variation	10% or more		9%
GOL Domestic Capacity (ASK) variation	Around -7%		-16%
CASK ex-combustível (R$ cents)	9.7	10.3	8.7
Average Exchange Rate (R$/US$)	1.95	2.05	1.98
Operating margin (EBIT)	1%	3%	4,9%

The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form.

23	GOL Linhas Aéreas Inteligentes S.A

Balance Sheet

Balance Sheet (R$ `000)	1Q13	1Q12	4Q12
Assets	8,973,657	10,491,333	9,027,098
Current Assets	2,087,541	3,031,573	2,087,983
Cash and cash equivalents	865,973	1,314,624	775,551
Financial assets	533,981	722,445	585,028
Restricted cash	7	89,036	7
Trade and other receivables	359,776	376,485	325,665
Inventories of parts and suplies	139,091	144,265	138,039
Recoverable income taxes	76,652	178,673	110,999
Deposits	-	37,335	2,575
Prepaid expenses	61,097	83,518	62,328
Hedge Transactions	12,734	43,272	10,696
Other current assets	30,056	41,920	68,921
Asset available for sale	8,174	-	8,174
Non-Current Assets	5,580,321	5,731,709	5,585,730
Property and equipment, net	3,887,240	3,948,411	3,885,799
Intangible Assets	1,693,081	1,783,298	1,699,931
Other Non-Current Assets	1,305,795	1,728,051	1,353,385
Prepaid expenses	33,112	42,571	35,456
Deposits	669,652	588,422	654,621
Recoverable deferred income taxes	377,855	1,057,663	433,353
Restricted cash	219,719	30,642	224,517
Other non-current assets	5,457	8,753	5,438
Liabilities and Shareholders` Equity	8,973,657	10,491,333	9,027,098
Current Liabilities	2,666,268	2,424,179	4,061,693
Short-term borrowings	496,941	469,351	1,719,625
Accounts payable	530,442	378,035	480,185
Salaries, wages and benefits	176,393	244,710	207,518
Taxes payables	64,003	79,970	73,299
Sales tax and landing fees	218,796	211,036	240,739
Advance ticket sales	745,888	721,583	823,190
Provisions	136,029	70,904	179,950
Smiles deferred revenue	134,559	79,695	124,905
Advance from costumers	58,692	15,063	93,595
Dividend	7	584	7
Liabilities from Derivative Transactions	36,018	76,877	56,752
Other payables	68,500	76,371	61,928
Non-Current Liabilities	5,636,239	5,839,632	4,232,577
Long-term debt	4,849,911	4,404,192	3,471,550
Smiles deferred revenue	406,914	228,550	364,307
Provision	289,747	229,039	299,880
Deferred income taxes	-	780,145	-
Taxes payables	50,350	116,955	47,597
Other non-current liabilities	39,317	80,751	49,243
Shareholder's Equity	671,150	2,227,522	732,828
Issued share capital	2,501,574	2,316,500	2,499,689
Capital reserves	61,574	60,263	61,387
Treasury shares	(32,116)	(51,377)	(35,164)
Other Reserves	(126,114)	89,680	(134,606)
Accumulated losses	(1,733,768)	(187,544)	(1,658,478)

24	GOL Linhas Aéreas Inteligentes S.A

Cash Flow

Consolidated (IFRS and BRGAAP)	03/31/2013	03/31/2012
Net Loss for the Period	(75,290)	(41,404)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	110,925	118,982
Allowance for Doubtful Accounts	7,907	990,000
Litigation	2,135	5,353
Provision for Inventory Obsolescence	9	198
Deferred Taxes	52,133	15,533
Equity in Subsidiaries	-	-
Shared-based Payments	1,504	3,750
Exchange and Monetary Variations, net	6,617	(72,436)
Interests on Loans, Net	87,940	114,605
Unrealized Income	6,265	(19,545)
Provision for Return of Aircraft	-	19,688
Mileage Program	52,261	21,532
Write-of Property, Plant and Equipment and Intangible Assets	10,336	20,540
Cash Flows from Operating Activities		-
Accounts Receivable	(42,018)	(38,684)
Investments Used for Trading	51,047	286,623
Inventories	(1,061)	6,560
Deposits	(40,548)	(30,257)
Prepaid Expenses and Recoverable Taxes	37,921	77,846
Others Assets	36,808	2,873
Accounts Payable	50,257	(36,528)
Traffic Air Liability	(77,302)	(23,161)
Liabilities from Derivative Transactions	(16,411)	-
Advances from Customers	(34,903)	(15,189)
Salaries, Wages and Benefits	(31,125)	(5,320)
Sales Tax and Landing Fees	(21,943)	21,007
Tax Obligation	4,995	17,176
Provisions	(65,618)	(28,089)
Others Liabilities	(2,191)	(8,293)
Cash Flows from Operating Activities	110,650	414,350
Interest Paid	(73,817)	(46,627)
Income Tax Paid	(11,538)	(9,922)
Net Cash Provided by (Used in) Operating Activities	25,295	357,801
Investments activities
Restricted Cash	4,798	(10,583)
Property, Plant and Equipment	(106,352)	(169,441)
Intangible Assets	(3,401)	(10,955)
Net Cash Used in Investing Activities	(104,955)	(190,979)
Financing Activities
Short and Long Term Debt	397,600	110,583
Payments of Loans and Leases	(219,903)	(197,664)
Treasury Shares	3,235	-
Capital Increase	1,885	-
Advance for Future Capital Increase	-	579,000
Net Cash Generated by Financing Activities	182,817	(86,502)
Exchange Rate Changes in Cash and Cash Equivalents of Foreign Subsidiaries	(12,735)	4,017
Net Decrease in Cash and Cash Equivalents	90,422	84,337
Cash and Cash Equivalents at Beginning of the Period	775,551	1,230,287
Cash and Cash Equivalents at End of the Period	865,973	1,314,624

25	GOL Linhas Aéreas Inteligentes S.A

GLOSSARY OF INDUSTRY TERMS

▶AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

▶BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

▶BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER: a flight operated by an airline outside its normal or regular operations.

▶EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR: the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):  operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):  total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

26	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

27	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.